FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Kirkland Lake Gold Ltd. ("Kirkland Lake Gold")
200 Bay Street, Suite 3120

Toronto, ON

M5J 2J1

Item 2 Date of Material Change
November 24, 2019

Item 3 News Release

A joint news release relating to the material change described herein was disseminated on November 25, 2019 through the services of Canada Newswire and was subsequently filed on SEDAR and on EDGAR.

Item 4 Summary of Material Change

On November 24, 2019 Kirkland Lake Gold entered into an arrangement agreement (the "Arrangement Agreement") with Detour Gold Corporation ("Detour Gold") pursuant to which, among other things, Kirkland Lake Gold will acquire all of the issued and outstanding common shares ("Detour Gold Shares") of Detour Gold (the "Arrangement").  The Arrangement will be implemented by way of a plan of arrangement (the "Plan of Arrangement") under the Canada Business Corporations Act (the "CBCA") and is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the "Court") and the shareholders of Kirkland Lake Gold and Detour Gold.

Item 5 Full Description of Material Change

Item 5.1 Full Description of Material Change

The Arrangement and the Arrangement Agreement

On November 25, 2019, Kirkland Lake Gold entered into an Arrangement Agreement with Detour Gold, pursuant to which, among other things, Kirkland Lake Gold will acquire all of the issued and outstanding Detour Gold Shares. The Arrangement will be implemented by way of a plan of arrangement in accordance with the CBCA and is subject to approval by the Court and the shareholders of Kirkland Lake Gold and Detour Gold.

On the terms and subject to the conditions of the Arrangement Agreement and the Plan of Arrangement, at the effective time of the Arrangement (the "Effective Time"), each issued and outstanding Detour Gold Share (other than Detour Gold Shares held by Kirkland Lake Gold or any of its affiliates) will be deemed to be transferred and assigned to Kirkland Lake Gold in exchange for  0.4343 (the "Exchange Ratio") of a common share (each whole share, a "Kirkland Lake Gold Share") of Kirkland Lake Gold (the "Consideration"). Any Detour Gold Shares in respect of which dissent rights have been properly exercised and not withdrawn pursuant to Section 190 of the CBCA will be deemed to be transferred and assigned to Kirkland Lake Gold, but will not be entitled to the Consideration and will, instead, be subject to dissent rights under the CBCA, as modified by the Plan of Arrangement and the interim order of the Court.

At the Effective Time, each outstanding restricted share unit and performance share unit of Detour Gold, whether vested or unvested, will be fully vested, transferred to Detour Gold and cancelled in exchange for a cash payment calculated in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement. In addition, each outstanding option to acquire Detour Gold Shares ("Detour Gold Option"), whether vested or unvested, will fully vest and, at the Effective Time, be exchanged for an option to purchase Kirkland Lake Gold Shares, with the number of underlying Kirkland Lake Gold Shares and exercise price adjusted based on the Exchange Ratio, and exercisable until the earlier of (i) the date that is one year following the effective date of the Arrangement, and (ii) the original expiry date of such Detour Gold Option.

Each of Kirkland Lake Gold and Detour Gold has made customary representations and warranties and covenants in the Arrangement Agreement, including covenants regarding the conduct of their respective businesses prior to the closing of the Arrangement.

The shareholders of Kirkland Lake Gold will be asked to vote on the issuance of the Kirkland Lake Gold Shares (the "Consideration Shares") in connection with the Arrangement (the "Kirkland Lake Gold Resolution") at a special meeting of Kirkland Lake Gold shareholders (the "Kirkland Lake Gold Meeting") and the shareholders of Detour Gold will be asked to vote on the Arrangement (the "Detour Gold Resolution") at a special meeting of Detour Gold shareholders (the "Detour Gold Meeting"). Each of Kirkland Lake Gold and Detour Gold have agreed to use commercially reasonable efforts to cause their respective shareholders meetings to be held on the same day. Completion of the Arrangement is conditioned on the approval of the Kirkland Lake Gold Resolution by the affirmative vote of the majority of Kirkland Lake Gold shareholders (the "Kirkland Lake Gold Shareholder Approval") present in person or representing by proxy at the Kirkland Lake Gold Meeting and approval of the Detour Gold Resolution by the affirmative vote of at least two-thirds of the Detour Gold shareholders (the "Detour Gold Shareholder Approval") present in person or representing by proxy at the Detour Gold Meeting. Consummation of the Arrangement is also subject to (a) the approval of the Court; (b) approval under the Competition Act (Canada); (c) the conditional approval of the listing and posting for trading of the Consideration Shares on the Toronto Stock Exchange and the New York Stock Exchange; and (d) other customary closing conditions.

Each of Kirkland Lake Gold and Detour Gold is subject to customary restrictions on their respective abilities to solicit alternative acquisition proposals and to provide information to, or engage in discussions with, third parties regarding such proposals, subject to customary "fiduciary out" and "right to match" provisions.

The Arrangement Agreement contains certain termination rights for either of Kirkland Lake Gold and Detour Gold, including where (a) the Arrangement is not consummated on or before February 28, 2020 (subject to extension up to an additional 90 days under certain specified circumstances set out in the Arrangement Agreement) (as so extended, the "Outside Date"), (b) the Kirkland Lake Gold Shareholder Approval or the Detour Gold Shareholder Approval is not obtained at the relevant meeting held for such purpose or (c) a law or order comes into effect prohibiting consummation of the Arrangement and such law or order has become final and non-appealable. In addition, each of Kirkland Lake Gold and Detour Gold has a separate termination right if (a) the board of directors of the other party changes its recommendation under certain circumstances, (b) the board of directors of the other party authorizes such party to enter into an acquisition agreement with respect to a superior proposal, (c) the other party materially breaches its non-solicitation restrictions, (f) the other party breaches its representations, warranties or covenants such that certain conditions to consummation of the Arrangement cannot be satisfied, or (g) a material adverse effect with respect to the other party has occurred and is continuing. The Arrangement Agreement may also be terminated by mutual written consent of Kirkland Lake Gold and Detour Gold.

In the event that either party terminates the Arrangement Agreement due to a failure to obtain Detour Gold Shareholder Approval and provided that Kirkland Lake Gold Shareholder Approval was obtained, Detour Gold has agreed to reimburse Kirkland Lake Gold for the reasonable and documented expenses it has actually incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of C$5,000,000.

In the event that either party terminates the Arrangement Agreement due to a failure to obtain Kirkland Lake Gold Shareholder Approval and provided that Detour Gold Shareholder Approval was obtained, Kirkland Lake Gold has agreed to reimburse Detour Gold for the reasonable and documented expenses it has actually incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of C$5,000,000.

The Arrangement Agreement further provides that, upon termination of the Arrangement Agreement under certain circumstances, Kirkland Lake Gold or Detour Gold, as the case may be, will be required to pay a termination fee to the other party (each a "Termination Fee"). Kirkland Lake Gold is required to pay a Termination Fee of US$202 million to Detour Gold in certain specified circumstances, including, among others, where: (i) the Kirkland Lake Gold Board changes its recommendation in connection with a superior proposal and Detour Gold either (A) terminates the Arrangement Agreement, or (B) elects not to terminate the Arrangement Agreement and the shareholders of Kirkland Lake Gold do not approve the Kirkland Lake Gold Resolution; (ii) Kirkland Lake Gold enters into an acquisition agreement in respect of a superior proposal; (iii) prior to the termination of the Arrangement Agreement under certain specified circumstances, an (1) acquisition proposal shall have been made public or proposed publicly to Kirkland Lake Gold and not withdrawn at least five business days prior to the Kirkland Lake Gold Meeting; and (2) Kirkland Lake Gold completes such or certain other acquisition proposals within 12 months after the termination of the Arrangement Agreement or enters into an acquisition agreement in respect of such or certain other acquisition proposals within 12 months after the termination of the Arrangement Agreement which is subsequently completed. Detour Gold is required to pay a Termination Fee of US$148 million to Kirkland Lake Gold in certain specified circumstances, including, among others, where: (i) the Detour Gold Board changes its recommendation in connection with a superior proposal and Kirkland Lake Gold either (A) terminates the Arrangement Agreement, or (B) elects not to terminate the Arrangement Agreement and the shareholders of Detour Gold do not approve the Detour Gold Resolution; (ii) Detour Gold enters into an acquisition agreement in respect of a superior proposal; and (iii) prior to the termination of the Arrangement Agreement under certain specified circumstances, an (1) acquisition proposal shall have been made public or proposed publicly to Detour Gold and not withdrawn at least five business days prior to the Detour Gold Meeting; and (2) Detour Gold completes any acquisition proposal within 12 months after the termination of the Arrangement Agreement or enters into an acquisition agreement in respect of any acquisition proposal within 12 months after the termination of the Arrangement Agreement which is subsequently completed.

The foregoing summary of the Arrangement Agreement and the transactions contemplated thereby does not purport to be a complete description of all the parties' rights and obligations under the Arrangement Agreement and is qualified in its entirety by reference to the Arrangement Agreement, a copy of which has been filed on Kirkland Lake Gold's SEDAR profile and on EDGAR. The representations, warranties and covenants contained in the Arrangement Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Arrangement Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Kirkland Lake Gold or Detour Gold or any of their subsidiaries or affiliates.

Voting Support Agreements

On November 24, 2019, as an inducement to enter into the Arrangement Agreement, Kirkland Lake Gold entered into support and voting agreements (the "Kirkland Lake Gold Voting Support Agreements") with the directors and certain senior officers of Detour Gold (each, a "Detour Gold Holder") and Detour Gold entered into support and voting agreements (the "Detour Gold Voting Support Agreements" and together with the Kirkland Lake Gold Voting Support Agreements, the "Voting Agreements") with the directors and certain senior officers of Kirkland Lake Gold (each, a "Kirkland Lake Gold Holder" and together with the Detour Gold Holders, the "Locked-up Shareholders").

The Voting Agreements set forth the agreement of the Locked-up Shareholders to, among other things,  (a) vote all of their securities entitled to vote in favour of the approval of Kirkland Lake Gold Resolution or the Detour Gold Resolution, as applicable, and against any acquisition proposal and/or matter that could reasonably be expected to delay, prevent, impeded or frustrate the successful completion of the Arrangement; (b) revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the Voting Agreements; and (c) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each a "Transfer"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any relevant securities to any person, subject to certain limited exceptions.

Notwithstanding the above, pursuant to the Voting Agreements, Kirkland Lake Gold and Detour Gold, as applicable, have agreed and acknowledged that each Detour Gold Holder and the Kirkland  Lake Gold Holder, as applicable, is bound to its respective Voting Agreement solely in its capacity as a shareholder of Detour Gold or Kirkland Lake Gold, respectively, and not in its capacity as director and/or officer of Detour Gold or Kirkland Lake Gold, respectively, and that nothing in the Voting Agreements limits or restricts any Detour Gold Holders or Kirkland  Lake Gold Holders, as applicable, from properly fulfilling their fiduciary duties as a director or officer of Detour Gold or Kirkland Lake Gold, respectively.

The Voting Agreements terminate, among other circumstances, where the Arrangement Agreement is terminated in accordance with its terms.

The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Voting Agreements, copies of which have been filed on Kirkland Lake Gold's SEDAR profile and on EDGAR and Detour Gold's SEDAR profile, respectively.

Financial Advisor Opinions and Board Recommendations

RBC Capital Markets has provided a fairness opinion to the Kirkland Lake Gold Board stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration is fair, from a financial point of view, to Kirkland Lake Gold.

Each of BMO Capital Markets and Citigroup Global Markets Inc. has provided the  Detour Gold Board and a special committee thereof  ("Detour Gold Special Committee") with an opinion, dated November 24, 2019, to the effect that, as of the date of such opinion, the consideration to be paid under the Arrangement is fair, from a financial point of view to holders of Detour Gold Shares (other than, as applicable, Kirkland Lake Gold and its affiliates), in each case, based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in such opinions.

The Kirkland Lake Gold Board, after consultation with management of Kirkland Lake Gold and legal and financial advisors in evaluating the Arrangement, has unanimously determined that the Arrangement is in the best interests of Kirkland Lake Gold, has unanimously approved the execution and delivery of the Arrangement Agreement and has unanimously resolved to recommend that the holders of Kirkland Lake Gold Shares vote in favour of the Kirkland Lake Gold Resolution.

The Detour Gold Board, after consultation with management of Detour Gold and legal and financial advisors in evaluating the Arrangement and acting on the unanimous recommendation of the Detour Gold Special Committee, has unanimously determined that the Arrangement is in the best interests of Detour Gold, has unanimously approved the execution and delivery of the Arrangement Agreement and has unanimously resolved to recommend that the holders of Detour Gold Shares vote in favour of the Detour Gold Resolution.

Shareholder Meetings

Further information regarding the Arrangement will be contained in the respective management information circulars of Kirkland Lake Gold and Detour Gold that are expected to be filed and mailed in December 2019. The Kirkland Lake Gold Meeting and Dingo Gold Meeting and closing of the Arrangement are expected to take place before the end of January 2020.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

 Not Applicable

Item 7 Omitted Information

Not Applicable

Item 8 Executive Officer

For further information, contact Jennifer Wagner, Vice President Legal and Corporate Secretary at (416) 840-7884

Item 9 Date of Report

November 27, 2019

Cautionary Note Regarding Forward-Looking Information

This material change report contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes information regarding: (i) expectations regarding whether the Arrangement will be consummated, including whether conditions to the consummation of the Arrangement will be satisfied, or the timing for completing the Arrangement, (ii) the ability of Kirkland Lake Gold and Detour Gold to satisfy the conditions to, and to complete, the Arrangement, (iii) the timing and anticipated receipt of required regulatory, Court and shareholder approvals for the Arrangement, (iv) the anticipated timing of the mailing of the respective management information circulars of each of Detour Gold and Kirkland Lake Gold, (v) the holding of the Kirkland Lake Gold Meeting and the Detour Gold Meeting, (vi) the closing of the Arrangement.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite Court, regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of Kirkland Lake Gold and Detour Gold to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; negative effects of the announcement or the consummation of the Arrangement on the market price of Kirkland Lake Gold Shares or Detour Gold Shares; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may also be affected by risks and uncertainties in the business of Kirkland Lake Gold and Detour Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Detour Gold with the Canadian securities regulators, including Kirkland Lake Gold's and Detour Gold's respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2018 and their respective interim financial reports and related MD&A for the period ended September 30, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.